

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

February 17, 2012

Via E-mail
Mr. Vinod Kumar
Managing Director and Group CEO
TATA Communications Limited
6th floor, B Tower, Plots C21& C36, 'G' Block
Bandra Kurla Complex, Mumbai-400 098, India

> **Re: TATA Communications Limited**
> **Form 20-F for the Period Ended March 31, 2011**
> **Filed October 14, 2011**
> **File No. 001-15118**

Dear Mr. Kumar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We are aware of publicly available reports that you participate in international consortiums of companies that operate submarine communications cable systems linking, among other countries, Sudan and Syria. As you know, Sudan and Syria are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, or other direct or indirect arrangements, since your letter to us dated February 16, 2007. Your response should describe any equipment, technology, or support that you have provided into Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Sudan and Syria or entities controlled by those governments.

2. Please update us on your contacts with Cuba and Iran, countries also identified as state sponsors of terrorism by the United States and subject to U.S. economic sanctions and export controls, since your 2007 letter. Your response should describe any equipment, technology, or support that you have provided into Cuba and Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba and Iran or entities controlled by those governments.

Item 5. Operating And Financial Review And Prospects, page 33

Introduction, page 33

3. Please expand the discussion of emerging markets to address how you expect current and future initiatives, including your interest in Neotel, to affect your financial results and condition. Specifically address the up-front costs and losses commensurate with competing in new markets and your ability to whether such costs and losses given current debt levels.

Liquidity and Capital Resources, page 52

Details of Loan covenant restrictions, page 54

4. The disclosure regarding covenant 3 indicates a Net Debt to EBITDA ratio for fiscal 2011 of 3.72 times. We note that for fiscal 2013 and beyond covenant 5 requires a Net Debt to EBITDA ratio of 3.25 times as to loans amounting to US$218 million and 3.00 times as to loans amounting to US$526 million. Going forward provide management's assessment of the company's ability to comply with this covenant once applicable as well as how the covenant will affect your ability to incur additional debt.

Other material limitations – Debt and non-debt financing, page 58

5. Please update the statement that "[t]he Company postponed seeking shareholders' approval for an increase of the current level of authorized capital as required Government approvals were not received at the time of the Annual General Body Meeting held on August 7, 2009." Clarify whether increasing your share capital is still "under consideration by the Government" and, if so, whether the share capital currently authorized limits your ability to obtain financing through equity offerings. We note your statement on page 53 that "[t]he Company may also obtain financing through one or more equity offerings which would be subject to shareholders' approvals (including the Government of India)."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Philip J. Boeckman, Esq.
        Cravath, Swaine & Moore LLP